BALCOR/COLONIAL STORAGE INCOME FUND-85

                               December 10, 1997


Dear Investor:

Your Partnership is pleased to advise you of the following developments:

On December 5, 1997, a majority of the outstanding Partnership interests consented to a sale of substantially all of the Partnership's assets to Value Storage, Ltd. In accordance with the consent solicitation materials we mailed to you on November 4, 1997 and on November 21, 1997, your Partnership terminated the consent process and ceased accepting consent forms or revocations on December 5, 1997, when a majority of consents were received.
At 5:00 p.m. on December 5, 1997, 141,100.4104 of the 276,918 partnership interests outstanding as of October 1, 1997 had been voted for the sale of the Partnership's assets to Value Storage, Ltd. Of the votes cast prior to the closing of the Consent Solicitation, approximately 50.953 percent of the Partnership's interests were voted for the sale to Value Storage, Ltd., and
2.667 percent of the Partnership's interests were voted against the sale to Value Storage, Ltd.

It is anticipated that the sale to Value Storage, Ltd., will be consummated on or about December 19, 1997. Your Partnership intends to distribute the proceeds resulting from the sale and liquidate the Partnership, in accordance with the terms provided in the consent solicitation materials first mailed to you on November 4, 1997. An initial distribution is expected to be made on or about January 15, 1998.

Assuming the sale of the Partnership's assets to Value Storage Ltd., occurs on or about December 19, 1997 as scheduled, our next correspondence to you will be attached to your distribution in January 1998.

Your General Partners thank you for your support and patience during this process. Should you have any questions, please call 800-422-5267.

Very truly yours,                                           Very truly yours,



James R. Pruett, President                          Thomas E. Meador, Chairman
Colonial Storage 85, Inc.                           Balcor Storage Partners-85